

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

<u>Via E-mail</u>
Christopher D. Myers
President and Chief Executive Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, California 91764

Re: **CVB Financial Corp.**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 1, 2011
      Form 10-Q for the Fiscal Quarter Ended March 31, 2011
      Filed May 10, 2011
      Form 10-Q for the Fiscal Quarter Ended June 30, 2011
      Filed August 9, 2011
      Form 10-Q for the Fiscal Quarter Ended September 30, 2011
      Filed November 9, 2011
      File No. 0-10140

Dear Mr. Myers:

        We have reviewed your response letter dated September 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 52

1. We note your response to comment 1 in your letter dated September 2, 2011 and your enhanced disclosures on page 11 of the September 30, 2011 Form 10-Q describing the

underlying reasons to support your conclusion why certain modified loans are not classified and accounted for as troubled debt restructurings. In order for us to better understand how you arrived at your conclusion, please provide us with the following:

- An enhanced discussion of the types of loans modified;

- A more robust description of the key features of these modified loans including a significantly enhanced description of the terms modified and the typical length of each of the modified terms;

- A discussion and analysis of your ability to collect the full contractual principal and interest on the original terms of the modified loans; and

- A significantly enhanced discussion comparing and contrasting the circumstances under which you would and would not consider the modifications to meet the criteria to be classified and accounted for as a troubled debt restructuring.

2. We note your disclosure on page 11 of the September 30, 2011 Form 10-Q that loans are reported as troubled debt restructurings when the Company grants a *significant* concession(s) to a borrower experiencing financial difficulties that it would not otherwise consider. We also note your disclosure that loans modified that are not reported as a troubled debt restructurings include *insignificant* changes in payment terms and *insignificant* delays in the timing of payments. Please explain to us in further detail the key factors you consider to conclude that these concessions are *insignificant*. As part of your response, explain whether, and if so, how you assess the restructured payments and / or collateral are sufficient to cover the contractual amount due.

3. We note your response to comment 1 in your letter dated September 2, 2011 and your enhanced disclosure on page 11 of the September 30, 2011 Form 10-Q as it relates to interest rate reductions where modified terms are not considered concessions, which appears to impact your determination of whether these loan modifications should be classified and accounted for as troubled debt restructurings. Please provide us with the following:

- Additional detailed information regarding how you determined whether interest rates charged on credit related modifications were market interest rates;

- A description of how you determined the market interest rates for credit impaired customers and how you determined whether the interest rate you charged the customer was at market; and

- Whether your policies for making this determination changed during 2009, 2010 or 2011. If so, explain the change(s) in detail, the rationale, and why it was preferable.

4. As a related matter, please provide us detailed information regarding how you determine the interest rate to charge on new or modified loans / leases and whether your policies changed during 2009, 2010 or 2011. For example, tell us if all customers that meet minimum underwriting standards receive the same interest rate; whether you utilize matrix pricing such that different credit rated loans receive different interest rates; whether interest rates are negotiated with each borrower, etc. Also tell us who approves your interest rate policies and who has the authority to approve the actual interest rate charged for a loan. For example, do you have a rates committee responsible for approving each loan, do individual client service personnel have authority to determine the rate on a loan, etc.

5. Please quantify the amount of loan modifications at September, 30, 2011 and December 31, 2010 that were not classified and accounted for as troubled debt restructurings due to additional collateral provided by the borrower and / or the proportion of the loan to the current liquidity and financial position of guarantors. For these modifications explain in more detail how you determined that the modified terms are not considered concessions.

6. As of September 30, 2011 and December 31, 2010, for the modified loans not disclosed and accounted for as troubled debt restructurings, please tell us the following:

    *   Whether these were classified as performing or non-performing, and whether they continued to accrue interest;

    *   Whether any of these were considered to be impaired and quantify the amount that was classified as impaired.

7. Tell us how the modified loans not disclosed and accounted for as troubled debt restructurings are considered in your allowance for loan loss methodology. Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted. If you include these loans in your ASC 450-20 (SFAS 5) impairment analysis, tell us if you pool modified receivables with non-modified receivables in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of these loans have similar risk characteristics.

    You may contact Benjamin Phippen, Senior Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have any questions.

                                                    Sincerely,

                                                    /s/ Amit Pande

                                                    Amit Pande
                                                    Accounting Branch Chief